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Preston Swincher, the CEO of the Issuer, presents the philosophy and the vision for Vigilante Gaming Bar and provides a high level overview of the Issuer's business plan. The video also shows the restaurant space while Preston describes the restaurant space and the food and beverage menu that would be offered. Preston ends the video by inviting the investors to consider investing in Vigilante Gaming Bar.

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Preston Swincher provides an overview of the process for designing different sections of the restaurant space of Vigilante Gaming Bar, based on input from potential patrons.